Mail Stop 7010

      May 30, 2006

Mr. Philip G. Weaver
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, Ohio 45840

      Re:	Cooper Tire & Rubber Company
		Form 10-K for the year ended December 31, 2005
      Filed March 1, 2006
      File No. 1-4329

Dear Mr. Weaver:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 7 - Management`s Discussion and Analysis
Liquidity and Capital Resources, page 22

1. We note your analysis of cash provided by operating activities. In future quarterly and annual filings, please revise your analysis to provide your readers with better insight into the underlying factors that contributed to significant changes seen on your statements of cash flows. In this regard, we note your statement that your accounts payable balances and your pension funding in excess of expense decreased, but the underlying reasons for these decreases are not clear. Refer to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Contractual Obligations Table, page 24

2. It appears that you have material contractual obligations related to interest on your outstanding debt. Please revise future filings to include your interest obligations, either in this table or in narrative form immediately below the table. If you provide this information in narrative form, please use the same periods (e.g. less than one year, one to three years) seen in the table. Refer to footnote 46 in our Release 33-8350.

Critical Accounting Policies - Pension and Postretirement
Benefits,
page 27

3. Please revise future filings to provide a sensitivity analysis for changes in the key assumptions used in estimating your pension and postretirement benefits. Refer to Section 5 of our Release 33-
8350.

Item 8 - Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 34

4. We note that your reconciliation of cash flows from operating activities begins with income/loss from continuing operations. Please note that paragraph 28 of SFAS 95 indicates that companies that use the indirect method of reporting operating cash flows should adjust net income to reconcile it to net cash flow from operating activities. Please confirm to us that you will revise your statements of cash flows accordingly in future periodic filings.

Significant Accounting Policies
Long-Lived Assets, page 36

5. We read that you amortize your definite-lived intangibles over a range from five to 30 years. Please revise future filings to provide the range for each major intangible asset class as indicated in your
Goodwill and Intangibles footnote on page 44. Refer to paragraph 44(a)(3) of SFAS 142.

Income Taxes, page 37

6. We read that you recognize a valuation allowance if it is anticipated that some or all of a deferred tax asset may not be realized. Please confirm to us, and clarify in future filings, that you recognize a valuation allowance if it is more likely than not that some or all of a deferred tax asset will not be realized. Refer to paragraph 17(e) of SFAS 109.

Stock-Based Compensation, page 38

7. We read that you accelerated the vesting of your outstanding employee stock options during 2005 to avoid future stock compensation expense upon your adoption of SFAS 123R. Please confirm to us, if true, that this modification did not result in the recognition of a significant amount of stock compensation expense in 2005.

Unconditional Purchase Orders, page 58

8. We note your disclosure of noncancelable purchase orders. We also read at the bottom of page 4 that you have various long-term agreements and long-term supply contracts for natural rubber, natural gas, steel-based tire reinforcement materials, and other principal materials. In future filings, please ensure that you disclose the major terms of all long-term supply contracts in your footnotes to give your readers insight into your commitments, or tell us why you do not think these disclosures are applicable.

Selected Quarterly Data, page 62

9. We note your amendment to correct the numbers disclosed in this section of your filing. Please revise future filings to clearly label the numbers you are disclosing. In this regard, we note that you have a line titled "net income/loss," but you appear to be reflecting your net income/loss from continuing operations instead.

Item 9A - Controls and Procedures, page 64

10. We read that your disclosure controls and procedures were effective in identifying the information required to be disclosed in your periodic reports filed with the SEC and ensuring such information is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms. Please confirm to us, if true, and revise future filings to clarify that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to conclude that your disclosure controls and procedures are "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

11. We note that your amendment filed on March 2, 2006 did not include Item 9A. We remind you that any amendment that requires new certifications also requires updated disclosures under Item 9A of Form 10-K. Please amend your Form 10-K accordingly. You should also address the reason for your amendment in your consideration of the effectiveness of your disclosure controls and procedures, and conclude in light of the reason for the amendment whether you still believe your disclosure controls and procedures at year end were effective.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2006

Note 2, page 5

12. We note your disclosures concerning your acquisition of 51% of Cooper-Chengshan. We read that an additional $20,560 is due to the seller upon completion of certain actions. Please revise future filings, if applicable, to more clearly describe these actions that will trigger additional payment.

13. We read that your preliminary purchase price allocation is based on estimates of the fair values of the acquired assets and liabilities at March 31, 2006. Please tell us, and if applicable revise future filings to clarify, why you are not allocating the purchase price based on the fair values at the date of acquisition, which appears to be February 4, 2006. Also revise future filings to provide the intangible asset disclosures required by paragraph 52 of
SFAS 141, or tell us why you do not think these disclosures are applicable.

Item 4 - Controls and Procedures, page 18

14. We read that your disclosure controls and procedures were effective in identifying the information required to be disclosed in your periodic reports filed with the SEC and ensuring such information is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms. Please confirm to us, if true, and revise future filings to clarify that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to conclude that your disclosure controls and procedures are "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).


*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691 or the undersigned at (202) 551-3768.

      Sincerely,




      John Cash
      Accounting Branch Chief
Mr. Philip G. Weaver
Cooper Tire & Rubber Company
May 30, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE